July 15, 2015

VIA EDGAR

Keith Gregory

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Mr. Gregory:

On April 17, 2015, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Eventide Multi-Asset Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on May 20, 2015, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

General

Comment 1. Please complete all information that is currently missing in the prospectus and SAI (e.g., the prospectus cover page, expense example, etc.) and update the series and class identifiers and ticker symbols on EDGAR.

Response. The Registrant has completed the missing information and updated the information for this series on EDGAR.

Fund Summary

Comment 2. Please add a reference to footnote 1 to the Acquired Fund Fees and Expenses line item in the fee table.

Response. The Registrant has made the revision requested.

Comment 3. In footnote 2 to the fee table, please revise the second sentence to conform to the language used in Form N-1A item 3.

Response. The Registrant has revised the footnote 2 as follows:

“Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The total annual fund operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.”

Comment 4. In the expense example, please confirm the 3 year numbers presented as they do not appear to correspond to the numbers presented in the fee table.

Response. The Registrant has revised the 3 year numbers presented.

Comment 5. In “Principal Investment Strategies,” please add disclosure and related risks related to frequent trading if applicable.

Response. The adviser has confirmed to the registrant that the Fund is not expected to have high portfolio turnover, so the disclosure and related risk have not been added.

Comment 6. In “Principal Investment Strategies,” it states in the first paragraph that the Fund may invest in companies domiciled outside the U.S. either directly or indirectly. Please confirm what is meant by companies domiciled outside the U.S. (e.g. securities denominated in foreign currencies).

Response. The Registrant has revised the disclosure as follows:

“The Fund has significant flexibility to achieve its investment objective by primarily investing in a broad universe of income-producing securities. These securities include debt and equity securities of companies in the U.S. and other markets around the world, including emerging markets. The Fund’s investments in foreign securities ~~companies domiciled outside the U.S.~~ may be made, either directly or through American Depository Receipts, without limitation.”

Comment 7. In the third paragraph of “Principal Investment Strategies,” it states that the Fund will only write covered calls, but the item 9 risk for options mentions uncovered calls. Please resolve the discrepancy.

Response. The Registrant has revised the item 9 risk disclosure to remove the reference to uncovered calls.

Comment 8. In “Principal Investment Strategies,” please revise the disclosure to be in plain English with respect to the following phrases: “relative valuation”, “yield curve positioning”, “macroeconomic approach” and “macroeconomic trends”.

Response. The Registrant has revised the disclosure as follows:

“The Advisor considers several factors including an assessment of current income opportunities, the potential for income growth, ~~relative~~ valuation, capital appreciation potential and/or portfolio risk/return attributes.”

“In selecting securities for investment by the Fund, the Sub-Advisor employs a top-down, ~~macroeconomic~~ approach to determine how to structure the bond allocation taking in to consideration ~~yield curve positioning~~ duration, maturity, and sector allocation. The Sub-Advisor then initiates a process of security analysis based on several factors including, but not limited to, ~~macro~~economic trends, industry assessments and issuer specific credit fundamentals.

Comment 9. In the sixth paragraph of “Principal Investment Strategies,” it states that the sub-adviser may manage up to 100% of the Fund’s assets but also says that the sub-adviser only manages the intermediate-term bond portion of the Fund’s portfolio. Please clarify the amount and type of asset that may be advised by the sub-adviser.

Response. The adviser has confirmed to the Registrant that the sub-adviser will only manage the intermediate-term bond portion of the Fund’s portfolio; however, intermediate bonds may represent anywhere from 0-100% of the Fund’s portfolio.

“The Advisor has retained Boyd Watterson Asset Management, LLC (the “Sub-Advisor”) to manage some or all of the Fund’s assets allocated for investment in the intermediate-term bond portion of the Fund’s portfolio. The ~~amount of the Fund’s assets managed by the Sub-Advisor is at the Advisor’s discretion and~~ intermediate-term bond portion of the Fund’s portfolio may represent 0% to 100% of the Fund’s portfolio.”

Comment 10. In “Principal Risks of Investing in the Fund”, please consider adding allocation and counterparty risk if appropriate.

Response. The Registrant has added the risk disclosure below:

“Allocation Risk. If the Fund’s strategy for allocating assets among different assets classes does not work as intended, the Fund may not achieve its objective or may underperform other funds with the same or similar investment strategy.”

The Registrant added the following disclosure to “Options Risk”:

“The use of derivative instruments, such as options, involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments, including the risk that the counterparty to options transaction may not fulfill its contractual obligations.”

Comment 11. In “Principal Risks of Investing in the Fund – Fixed Income Risk”, please consider including extension risk within the risk disclosure.

Response. The Registrant has revised the disclosure as follows:

“Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), extension risk (an issuer may exercise its right to repay principal on a fixed rate obligation held by the Fund later than expected), and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.”

Comment 12. In “Principal Risks of Investing in the Fund – Lower Quality Debt Risk”, please consider enhancing the risk disclosure to describe the types of “other securities” mentioned in the risk disclosure.

Response. The Registrant has removed references to certain other types of securities from the risk disclosure because it is not applicable to this Fund..

“Lower Quality Debt. Lower-quality debt securities ~~and certain types of other securities~~ involve greater risk of default or price changes due to changes in the credit quality of the issuer.”

Comment 13. In “Principal Risks of Investing in the Fund – Options Risk”, please consider clarifying how the Fund gives up the opportunity for gain in the underlying security.

Response. The Registrant has revised the risk disclosure as follows:

“Options Risk.  There are risks associated with the sale and purchase of call and put options.  As the seller (writer) of a call option, the Fund assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise option price because the Fund will no longer hold the underlying security.”

Comment 14. In “Purchase and Sale of Fund Shares”, if appropriate, please disclose the minimum subsequent investment amount for regular and for IRA investment accounts and clarify whether redemption requests may be made through the Fund and/or its transfer agent.

Response. The Registrant has revised the disclosure as follows:

“Purchase and Sale of Fund Shares: The minimum initial investment in the Class A, Class C and Class N shares of the Fund is $1,000 for a regular account and for an IRA account, or $100 for an automatic investment plan account. The minimum initial investment in Class I shares is $100,000 for all accounts. The minimum subsequent investment for each class of shares is $50 for all accounts. You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open. Redemptions requests may be made in writing, by telephone or through a financial intermediary to the Fund or the Transfer Agent and will be paid by check or wire transfer.

Comment 15. In “Tax Information”, please revise the disclosure to replace the word “tax-free” with another terms that does not suggest that the investment is free from tax.

Response. The Registrant has revised the disclosure as follows:

“Tax Information: Dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are taxable to you at either ordinary income or capital gains tax rates unless you are investing through a tax-deferred ~~free~~ plan. If you are investing in a tax-deferred ~~free~~ plan, distributions may be taxable upon withdrawal from the plan.”

How to Buy Shares

Comment 16. In “Purchasing Shares”, please consider clarifying the Fund’s procedure for calculating NAV when the NYSE closes earlier than 4pm.

Response. The Registrant believes that the disclosure is clear as written as it already states that NAV is calculated as of the close of trading, which may or may not be 4pm.

Comment 17. In “How to Reduce Your Sales Charge”, please disclose whether the information regarding sales charges is available on the Fund’s website in accordance with Item 12(a)(5) and the related instruction in Form N-1A.

Response. The Registrant has revised the last paragraph in the section as follows:

“Additional information is available by calling 877-771-3836.  Your financial advisor can also help you prepare any necessary application forms.  You or your financial advisor must notify the Fund at the time of each purchase if you are eligible for any of these programs.  The Fund may modify or discontinue these programs at any time. Information on sales charge reductions and/or waivers is not separately available on the Fund’s website because it is contained in this Prospectus.”

Comment 18. In the sixth and seventh sentences in the fourth paragraph of “Opening an Account”: “The Fund (or Fund agent) has the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price. Any profit on such cancellation will accrue to the Fund.” Please clarify the meaning of this disclosure and disclose that the Fund will provide shareholders with notice before redeeming their shares to cover any losses due to fluctuations in share price. Please explain supplementally the rational for allowing the Fund to profit on any cancelled shares, including the meaning of “profit.”

Response. The Registrant has removed the disclosure indicated.

Comment 19. In “Other Purchase Information”, if applicable, state that broker dealers or financial institutions may charge fees for their services.

Response. The Registrant has added the disclosure requested.

How to Redeem Shares

Comment 20. If applicable, please add disclosure regarding whether the Fund has reserved the right to redeem in kind (see Item 11(c)(3)).

Response. The Registrant has added the following disclosure:

“Redemptions in Kind:  The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities (“redemption in kind”) if the amount is greater than the lesser of $250,000 or 1% of the Fund’s assets.  The securities will be chosen by the Fund and valued under the Fund’s net asset value procedures.  A shareholder will be exposed to market risk until these securities are converted to cash and may incur transaction expenses in converting these securities to cash. However, the Board of Trustees of the Trust has determined that, until otherwise approved by the Board, all redemptions in the Fund be made in cash only. If the Board determines to allow the Funds to redeem in kind in the future, the Fund will provide shareholders with notice of such change to the redemption policy.”

Comment 21. The term “good order” is used in the purchasing shares section but the term “proper form” is used in the redeeming shares section. Please use consistent terms.

Response. The Registrant has revised the disclosure to use “good order” throughout.

Comment 22. In “Converting Shares”, please disclose that the Fund will provide shareholders with notice before automatically converting their shares. Please also consider explaining some of the circumstances under which shares may be automatically converted.

Response. The adviser has confirmed to the Registrant that notice is not provided by the financial intermediaries that would be converting the shares. The Registrant has revised the disclosure as follows:

“Shares held through a financial intermediary offering a fee-based or wrap fee program that has an agreement with the Advisor or the Fund’s distributor may be automatically converted by the financial intermediary, without notice, to a less expensive share class with respect to such conversions.”

Valuing the Fund’s Assets

Comment 23. Consider adding disclosure regarding the effects of using fair value pricing. For example, the fair value prices of securities used to calculate the Fund’s NAV may differ from the quoted or published prices for the same securities.

Response. The Registrant has revised the disclosure as follows:

“…For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Advisor may need to price the security using the Fund’s fair value pricing guidelines. In these cases, the Fund's NAV will reflect certain portfolio securities' fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security. The fair value prices can differ from market prices when they become available or when a price becomes available. Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the NAV of long term investors…”

Comment 24. With respect to the Fund’s portfolio securities that are traded on a foreign exchange on weekends or other days the Fund does not price its shares, disclose that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares (see instruction 2 to Item 11(a) of Form N-1A).

Response. The Registrant has added the following disclosure to the end of the section:

“Because the Fund may invest in securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund does not price its shares, the value of some of the Fund's portfolio securities may change on days when you may not be able to buy or sell Fund shares.”

Management of the Fund

Comment 25. In the second paragraph of “Sub-Advisor”, consider adding disclosure to clarify that the adviser pays the sub-adviser and not the Fund.

Response. The Registrant has revised the disclosure to clarify that the adviser pays the sub-adviser and not the Fund.

SAI:

Investment Restrictions

Comment 26. Please provide disclosure adjacent to the senior security disclosure stating what is permitted under the 1940 Act.

Response. The Registrant has not revised the disclosure because the limitations under the 1940 Act and staff positions and interpretations regarding the limitations change over time, and, if the Fund formally adopted the current guidelines as a fundamental policy, the shareholders of the Fund would have to pay the unnecessary expense of a proxy to modify the policy to stay in line with current guidance. Further, descriptions of the limitations would be dense and difficult for investors to be understand, which would unnecessarily complicate the disclosure.

Comment 27. In the non-fundamental policy regarding the 15% limitation on investments in illiquid securities, please include disclosure that the limitation is not limited to the time of purchase of such securities. Also, consider including a discussion of any corrective measures that may be implemented to maintain the 15% limit.

Response. The Registrant has added the following disclosure:

“If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.”

Disclosure of Portfolio Holdings

Comment 28. In the second paragraph, clarify whether the duty of confidentiality of the Fund’s service providers includes the duty to not trade on non-public information.

Response. The Registrant has revised the disclosure as follows:

“As a general matter, no information concerning the portfolio holdings of the Fund may be disclosed to any unaffiliated third party except (1) to service providers that require such information in the course of performing their duties (for example, the Fund’ custodian, administrator, investment adviser, sub-investment adviser, independent public accountants, attorneys, officers and trustees) and are subject to a duty of confidentiality including duties not to trade on non-public information, and…”

Comment 29. Please disclose the frequency with which information on portfolio securities is disclosed and the length of lag time, if any, between the date of the information and the date it is disclosed.

Response. The Registrant has revised the disclosure to add the following:

“The Fund’s portfolio holdings are currently disclosed to the public through filings with the SEC. The Fund discloses their portfolio holdings by mailing the annual and semi-annual reports to shareholders approximately two months after the end of the fiscal year and semi-annual period. In addition, the Fund discloses their portfolio holdings reports on Forms N-CSR and Form N-Q two months after the end of each quarter/semi-annual period.”

Trustees and Officers

Comment 30. In “Compensation of Trustees”, in the second paragraph above the table, it says that fees are paid in fund shares and allocated pro rata. Please clarify if the fees paid in fund shares are made pursuant to any plan. If so, describe the material terms of the plan (e.g. vesting period).

Response. The trustees are not compensated pursuant to any plan.

Advisor and Sub-Advisor

Comment 31. In “Portfolio Managers”, please describe with specificity the method used to determine the bonus compensation for any performance bonus, including, the benchmark and time period over which performance is measured.

Response. The adviser has provided to the Registrant information regarding the performance bonus of the portfolio manager. The Registrant has revised the disclosure accordingly:

“Mr. Wildy receives from the Advisor a fixed salary and a bonus based on the risk-adjusted performance of the Fund relative to a peer group of comparable funds over the past 3, 5 and 10 year periods and the profits of the Advisor. He also receives employee benefits, including, but not limited to, health care and other insurance benefits.”

Distributor

Comment 32. In “12b-1 Plans”, disclose whether the Fund participates in any joint activities with any other series of the Registrant or other fund. If so, please disclose whether the fees generated from the Fund’s 12b-1 Plan may be used to finance the distribution activities of any other series or trust in the complex and the method of allocating distribution costs among all parties (e.g. relative net asset size).

Response. The Fund is marketed with other series of the Trust that are advised by the adviser. The costs of these joint efforts are allocated to each fund based on relative net assets.

* * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins